

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
Mr. Zixin Shao
Chief Financial Officer
China Nepstar Chain Drugstore Ltd.
6th Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nanshan District, Shenzhen
Guangdong Province 518054
People's Republic of China

Re: **China Nepstar Chain Drugstore Ltd.**
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 26, 2013
File No. 001-33751

Dear Mr. Shao:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Item 15. Controls and Procedures, page 73

1. During our review of your Form 20-F for the year ended December 31, 2010, you stated in your response dated December 9, 2011 that "…with a view to adding further depth to the existing experienced reporting team, the Company has been actively recruiting and vetting suitable candidates with experience and expertise in preparing financial statements in accordance with U.S. GAAP." It has been over two years since your CFO with U.S. GAAP knowledge has left your company. Please tell us if you have hired any additional employees with experience and expertise in preparing financial statements in accordance with U.S. GAAP and/or evaluating the effectiveness of your internal controls over financial reporting. If not, please tell us how you determined that you have effective internal control over financial reporting without an employee with U.S. GAAP expertise. If you determine that your internal controls were not effective due to lack of U.S.GAAP expertise, please also

evaluate the effect of this revised assessment on your assessment of disclosure controls and procedures, and re-consider and revise, as appropriate, your assessment of disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant